Exhibit 99.4

ANNUAL MEETING OF SHAREHOLDERS
NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

You are receiving this notification as Baytex Energy Corp. ("Baytex") is continuing to use the notice and access model for delivery of meeting materials to its shareholders. Under notice and access, shareholders still receive a proxy or voting instruction form enabling them to vote at the shareholders' meeting. However, instead of a paper copy of the Information Circular, shareholders receive this notice with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders.
MEETING DATE AND LOCATION

WHEN:     Tuesday, May 12, 2015 at 3:00 p.m. (Calgary time)

WHERE: Devonian Room
Calgary Petroleum Club
319 – 5th Avenue S.W.
Calgary, Alberta
T2P 0L5

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS

Election of Directors: Shareholders will be asked to fix the number of directors and elect directors for the ensuing year. Information respecting the election of directors may be found in the Information Circular under "Election of Directors of Baytex".

Appointment of Auditors: Shareholders will be asked to re-appoint Deloitte LLP as Baytex's auditors for the ensuing year, and authorize Baytex's directors to fix their remuneration. Information respecting the appointment of Deloitte LLP may be found in the Information Circular under "Appointment of Auditors".

Say on Pay: Shareholders will be asked to approve an advisory (non-binding) resolution regarding Baytex's approach to executive compensation, which is more fully described in the Information Circular under "Advisory Vote on Executive Compensation".

Other Business: Shareholders may be asked to consider other items of business that may be properly brought before the meeting. Information respecting the use of discretionary authority to vote on any such other business may be found in the Information Circular under "Other Matters".

SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING.

WEBSITES WHERE MEETING MATERIALS ARE POSTED

The meeting materials can be viewed online at www.sedar.com or at the following internet address:
http://www.valianttrust.com/investor-services/notice-and-access
HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS
Shareholders may request that a paper copy of the meeting materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Information Circular was filed on SEDAR by:

•	Visiting the following internet address:
    http://www.valianttrust.com/investor-services/notice-and-access

•	Calling 1-866-313-1872; or

•	Sending an email to noticeandaccess@valianttrust.com

Requests should be received at least ten (10) business days in advance of the proxy deposit date set out in the accompanying proxy or voting instruction form in order to receive the meeting materials in advance of such date and the meeting date.

Baytex has determined that only those shareholders with existing instructions on their account to receive paper material will receive a paper copy of the Information Circular with this notification.
VOTING
Beneficial shareholders, those shareholders whose shares are registered in the name of another person (usually in the name of a broker or the broker’s agent), are asked to return their proxies using one of the following methods at least one (1) business day in advance of the proxy deposit date and time set out in the accompanying voting instruction form:

INTERNET:     www.proxyvote.com
TELEPHONE:     1-800-474-7493 (English)
1-800-474-7501 (French)

MAIL:	Data Processing Centre PO Box 2800 Stn LCD Malton
Mississauga ON L5T 2T7

Registered shareholders, those shareholders whose shares are registered in their own name, are asked to return their proxies using one of the following methods at least one (1) business day in advance of the proxy deposit date and time set out in the accompanying proxy form:

INTERNET:    https://proxy.valianttrust.com/
FACSIMILE:     403-233-2857
MAIL:         Valiant Trust Company
Suite 310, 606 -4th Street SW
Calgary AB T2P 1T1

Please Note: You cannot use this notice to vote. If you request a paper copy of the meeting materials, you will not receive a new voting instruction form or proxy form, so you should retain the voting instruction form or proxy form accompanying this notice in order to vote.
Shareholders with questions about notice and access can call toll free at 1-866-313-1872.